ORIGINAL

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

08062112

FORM 11-K/A

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

Commission file number: 001-33476

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Beneficial Mutual Savings Bank 401 (k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Beneficial Mutual Bancorp, Inc.
510 Walnut Street
Philadelphia, PA 19106

REQUIRED INFORMATION

Items 1-3. The Beneficial Mutual Savings Bank 401(k) Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. The Plan is filing such financial statements and schedules in lieu of the financial statements required by these Items, as permitted by Item 4.

Item 4. The Plan, which is subject to ERISA, files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. At the time the Annual Report on Form 11-K was initially filed, the audit covering the Plan financial statements was not yet complete. The audit is now complete and the Plan's financials are filed herewith.

Exhibit:

Exhibit 23.1 Auditor's Consent

FINANCIAL STATEMENTS

Beneficial Mutual Savings Bank 401(k) Plan

BENEFICIAL MUTUAL SAVINGS BANK 401(k) PLAN

TABLE OF CONTENTS
DECEMBER 31, 2007 and 2006

Independent Auditor's Report
on the Financial Statements and Supplementary Schedule

To the Trustees and Participants
Beneficial Mutual Savings Bank 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Beneficial Mutual Savings Bank 401(k) Plan (Plan), formerly the Beneficial Mutual Savings Bank Employees' Savings Plan, as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary schedule is the responsibility of the Plan's management. The supplementary schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Beard Miller Company LLP

Beard Miller Company LLP
Malvern, Pennsylvania
July 9, 2008

BENEFICIAL MUTUAL SAVINGS BANK 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2007 AND 2006

ASSETS	2007	2006
INVESTMENTS-at fair value		
Money market funds	$ 22,080	$ 6,687,249
Common stock	3,385,408	-
Common collective trusts	6,616,475	-
Mutual funds	8,837,282	10,663,833
Life insurance	4,001	4,383
Total investments	18,865,246	17,355,465
PARTICIPANT LOANS— at cost	439,917	449,793
NET ASSETS AVAILABLE FOR BENEFITS	$ 19,305,163	$ 17,805,258

See notes to financial statements.

BENEFICIAL MUTUAL SAVINGS BANK 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
ADDITIONS:		
Participant contributions	$ 1,483,399	$ 1,321,130
Employer contributions	350,387	282,361
Rollover contributions	124,315	42,998
Interest and dividends	514,297	844,109
Net appreciation in fair value of investments	722,824	617,318
Total additions	3,195,222	3,107,916
DEDUCTIONS:		
Benefit payments	1,663,816	718,664
Fees	31,501	2,600
Total deductions	1,695,317	721,264
INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	1,499,905	2,386,652
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	17,805,258	15,418,606
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$ 19,305,163	$ 17,805,258

See notes to financial statements.

1. DESCRIPTION OF PLAN

The following description of the Beneficial Mutual Savings Bank 401(k) Plan (the "Plan") provides general information only. For a more complete description of the Plan's provisions, participants should refer to the Plan document.

Effective May 11, 2007 the Plan was amended and restated ("Amended Plan"). The amended and restated plan shall be known as the Beneficial Mutual Savings Bank 401(k) plan (formerly the Beneficial Mutual Savings Bank Employees' Savings Plan). The Amended Plan allows for contributions to the Beneficial Mutual Bancorp, Inc. Stock Fund, which will be applied to purchase shares of Beneficial Mutual Bancorp, Inc. stock. Beneficial Mutual Bancorp, Inc. is the parent of Beneficial Mutual Savings Bank (the "Bank"). Also, the Bank adopted a trust agreement whereby RSGroup Trust Company was named as trustee.

The Plan was established on August 8, 1985 for the benefit of Bank employees. An employee becomes eligible to participate in the Plan after he or she has attained age twenty-one and completed one year of service. Participants may contribute up to 20% of their compensation (total salary, overtime and bonuses up to the Internal Revenue Code ("IRC") limit on compensation) to the Plan. The Plan also permits rollover contributions. The Bank may make contributions on behalf of each participant in an amount as declared by its Board of Trustees. The Bank provides matching contributions based upon the participant's contribution. For the years 2007 and 2006, the Bank's matching contributions were 60% of the first $1,000 contributed and 40% of the next $1,000 for a maximum of $1,000. The participants' and the Bank's contributions are subject to annual maximum limits under the IRC. The participants' contributions and the related earnings are 100% vested at all times. Generally, participants are 100% vested in the Bank's contributions after three years of service with the Bank. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan permits a participant to borrow from their account a minimum of $500 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loans generally must be repaid within five years and are secured by a pledge of the participant's account balance and bear interest at rates that range from 4.0% to 8.5%, which are the rates determined by the Employees' Savings Plan Committee (the "Committee"). Loans are generally repaid through payroll deductions.

Each participant's account is credited with the participant's contribution, employer matching contribution and investment earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

The Committee administers the Plan. The Board of Trustees of the Bank appoints the members of the Committee who are responsible to and serve at the discretion of the Board of Trustees. The Committee has the exclusive right to interpret the Plan, establish rules for administration of the Plan and to decide any and all matters arising in connection with interpretation and administration of the Plan.

The Bank has the right under the Plan to amend, modify, suspend or terminate the Plan at any time. In the event of termination of the Plan, each participant is entitled to full distribution of his or her account balance under the Plan. The Bank pays the administrative costs of the Plan to the extent they are not paid by the trust.

On termination of service due to disability or retirement on or after age 65, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or installment payments over a period certain not exceeding the participant's life expectancy or the joint life expectancies of the participant and his or her designated beneficiary. For termination of service for all other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution.

At December 31, 2007 and 2006, forfeited non-vested accounts totaled $4,326 and $966, respectively. The balance will be used to reduce future employer contributions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Investments Valuation and Income Recognition—The Plan's investments in mutual funds, common collective trusts and common stock are stated at fair value by reference to quoted market prices. Participant loans are valued at cost, which approximates fair value. Appreciation or depreciation in the fair value of investments held at year-end and gain or loss on sales of investments during the year are determined using the beginning of year value or purchase price if acquired since that date. Investments in the Bank's Money Market Account are exempt from the Prohibited Transactions Rules of ERISA

Investment contracts are presented at fair value on the statement of net assets available for plan benefits. Investments in fully benefit-responsive investment contracts are stated at contract value equal to principal balance plus accrued interest. Contract value approximates fair value. As provided in the Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans*, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.

Purchases and sales of securities are recorded on a trade date basis. Interest and dividend income is recorded on the accrual basis.

Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to the changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect investment assets reported in participant account balances and in the statements of net assets available for benefits.

Genworth Life & Annuity - Life Insurance—All funds contributed to a Life Insurance Policy with Genworth Life & Annuity in excess of administrative expenses and minimum premium payments represent cash value, earn an adjustable rate of interest which follows money market rates and are credited to the account of the participant on whose life they are purchased. All risks associated with the insurance policies are assumed by the insurance company, and accordingly, these death benefits are excluded from Plan assets. Contributions to this investment vehicle are no longer permitted, except from those participants enrolled in this fund at present.

Payment of Benefits – Benefit payments to participants are recorded upon distribution.

New Accounting Pronouncements – In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The adoption of SFAS 157 will not have a material impact on the financial statements, except for requiring expanded disclosures.

3. PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, partial termination or complete termination, affected participants will become 100% vested in their accounts.

4. INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Bank by a letter dated October 1, 2002 that the Plan, subject to certain amendments as required by the Internal Revenue Service, complies with applicable sections of the IRC. The Bank adopted the amendments to the Plan as required by the Internal Revenue Service on November 12, 2002. Although the Plan has been amended since that date, the Committee believes that the Plan is currently designed and being operated in compliance with applicable requirements. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5. SUMMARY OF INVESTMENTS BY TYPE

As of December 31, 2007, upon enrollment in the Plan, a participant may select from nine investment options. The nine options and a brief description, as provided in each mutual fund's prospectus, are as follows:

American Funds Growth Fund of America — The fund invests primarily in common stocks of companies that appear to offer superior opportunities for growth of capital.

Fidelity Spartan 500 Index Fund— The fund seeks to provide investment results that correspond to the total return performance of common stocks publicly traded in the United States, as included by the S&P 500. The fund seeks to achieve its objectives by investing at least 80% of its assets in common stocks included in the S&P 500.

Wells Fargo Stable Value Fund — The fund is a stable value that seeks safety of principal and consistency of returns with minimal volatility. The fund invests in financial instruments including guaranteed investment contracts (GICs), security-backed contracts (synthetic GICs) and cash equivalents.

Janus Fund—The fund seeks long-term growth of capital by investing primarily in equity securities with growth potential. Generally, the fund emphasizes issuers with larger market capitalizations selected for their growth potential.

Selected American Shares Fund— The fund seeks growth of capital and income and invests at least 80% of assets in securities issued by U.S. companies. It invests the majority of its assets in companies with market capitalizations of at least $10 billion.

American Funds EuroPacific Growth Fund — The fund objective is to achieve long-term growth of capital by investing in securities of growing companies based primarily in Europe and the Pacific Basin. Holdings may range from small to large corporations.

Vanguard Small Cap Index Fund— The fund objective is to track the performance of the MSCI US Small Cap 1750 Index. The fund invests all or substantially all of its assets in the stocks that make up the target index, holding each stock in approximately the same proportion as its weighting in the index.

Harbor Bond Fund Institutional— The fund objective is total return. The fund invests at least 80% of total assets in a diversified portfolio of bonds, which include all types of fixed income securities. It invests primarily in bonds of corporate and governmental issuers located in the U.S. and foreign countries, including emerging markets.

Sunrise Retirement Fund – Asset Allocation Balanced Equity Fund— The portfolio targets 70% of its assets in a mixed diversified mix of equity mutual funds and 30% in the fixed income mutual funds. The equity allocation includes U.S. and non-U.S. large cap, mid cap and small cap companies. The fixed income exposure is related to intermediate-term fixed income and money market mutual funds.

6. INVESTMENTS

The Plan's investments that represented five percent or more of the Plan's net assets available for benefits as of December 31, 2007 and 2006 are as follows:

	2007	2006
Janus Fund	$ 1,102,891	$ 1,141,440
Wells Fargo Stable Value Fund	5,886,090	
Beneficial Mutual Bancorp, Inc.	3,385,408	
American Funds Europacific Growth Fund	2,357,769	
Fidelity Spatan 500 Index Fund	1,731,831	
Vanguard Small Cap Index Fund	1,196,920	
Beneficial Savings Bank Money Market Account		6,687,249
Oakmark Global I Fund		2,286,806
Fidelity Spartan U.S. Equity Index Fund		2,070,721
Selected American Shares Fund		1,226,056
American Century Ultra Fund		973,794

During the years ended December 31, 2007 and 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2007	2006
Mutual Funds	$ 618,837	$ 617,626
Common Stock	(89,671)	-
Common Collective Trusts	194,040	
Genworth Life & Annuity Life Insurance Fund – Life Insurance	(382)	(308)
Net Appreciation in Fair Value of Investments	$ 722,824	$ 617,318

7. RELATED PARTY TRANSACTIONS

Certain Plan Investments consist of shares of Bancorp stock, mutual funds and balances in the money market account that are managed by the trustee and Plan Sponsor, respectively. In addition, the Plan issues loans to participants, which are secured by the balances in the participants' accounts. Therefore, related transactions qualify as party-in-interest transactions. All other transactions which may be considered party-in-interest transactions relate to normal Plan management and administrative services, and the related payment of fees.

8. SUBSEQUENT EVENT

On June 19, 2008, the Board of Trustees of Beneficial Mutual Savings Bank authorized that on June 30, 2008 the Bank's Employee Stock Ownership Plan and the Beneficial Insurance Services, LLC 401(k) Plan will merge with and into the Plan. The resulting plan will be known as The Beneficial Mutual Savings Bank Employees Savings and Stock Ownership Plan.

BENEFICIAL MUTUAL SAVINGS BANK 401(k) PLAN

EMPLOYER IDENTIFICATION NUMBER: 23-0400690

PLAN NUMBER: 002

FORM 5500, SCHEDULE H, PART IV, ITEM 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2007

(a)	(b) Identity of Issue	(c) Description of Investment	(d) ** Cost	(e) Current Value
*	Fiserv	Fiserv Trust Instutitional Money Market	N/A	4,422
*	Fiserv	Fiserv Trust Money Market	N/A	17,658
		Total Money Market		22,080
*	Beneficial Mutual Bancorp, Inc.	Common Stock	N/A	3,385,408
		Total Common Stock		3,385,408
	Wells Fargo	Wells Fargo Stable Value Fund	N/A	5,886,090
	Sunrise Retirement Fund	Asset Allocation Balanced Equity Fund	N/A	730,385
		Total Common Collective Trusts		6,616,475
	American Funds	American Funds EuroPacific Growth Fund	N/A	$ 2,357,769
	American Funds	American Funds Growth Fund of America	N/A	900,298
	Davis Selected	Selected American Shares Fund	N/A	904,918
	Fidelity	Fidelity Spartan 500 Index Fund	N/A	1,731,831
	Harbor Bond	Harbor Bond Fund Institutional	N/A	642,655
	Janus	Janus Fund	N/A	1,102,891
	Vanguard	Vanguard Small Cap Index Fund	N/A	1,196,920
		Total Mutual Funds		8,837,282
	Genworth Life & Annuity	Life Insurance		4,001
*	Participant loans	Interest rates ranging from 4.00% to 8.50%.		439,917
				$ 19,305,163

*Indicates party-in-interest to the Plan.

** Historical cost has not been presented since all investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on the Plan's behalf by the undersigned hereunto duly authorized.

Date: October 27, 2008

Beneficial Mutual Savings Bank
401 (k) Plan

[signature]
Plan Administrator

US2008 353489.1

Exhibit 23.1
Auditor's Consent

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-144749) of Beneficial Mutual Bancorp, Inc. of our report dated July 9, 2008, relating to the financial statements of the Beneficial Mutual Savings Bank 401(k) Plan included in this annual report on Form 11-K for the year ended December 31, 2007.

Beard Miller Company LLP

Beard Miller Company LLP
Malvern, Pennsylvania
October 22, 2008

END